FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

 the Securities Exchange Act of 1934

For June 12, 2017

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue

Cambridge Biomedical Campus

 Cambridge CB2 0AA

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         X         Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____      No    X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

EXPLANATORY NOTE

In connection with the issuance by AstraZeneca PLC of $1,000,000,000 aggregate principal amount of 2.375% Notes due 2022, $750,000,000 aggregate principal amount of 3.125% Notes due 2027 and $250,000,000 aggregate principal amount of Floating Rate Notes Due 2022 (collectively, the “Securities”), AstraZeneca PLC is filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File No. 333- 214756):

Exhibit List

Exhibit No.	Description
1.1	Underwriting Agreement, dated as of June 5, 2017
1.2	Pricing Agreement, dated as of June 5, 2017
4.1	Officer’s Certificate of the Registrant pursuant to Section 2.08 of the Indenture setting forth the terms of the Securities, including forms of the global notes for the 2.375% Notes due 2022, the 3.125% Notes due 2027 and the Floating Rate Notes due 2022
5.1	Opinion of Freshfields Bruckhaus Deringer LLP
5.2	Opinion of Davis Polk & Wardwell London LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASTRAZENECA PLC (Registrant)

Date:	June 12, 2017	By:	/s/ Adrian Kemp
			Name:	Adrian Kemp
			Title:	Company Secretary